UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed on May 30, 2024, the Board of Directors of YY Group Holding Limited (the “Company”) has decided to terminate Marco Baccanello and Fern Ellen Thomas’s appointments as the Company’s independent directors.

On May 30, 2024, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Chan Yong Xian was appointed as an independent director and chair of the audit committee of the Company, effective June 1, 2024. On May 31, 2024, Mr. Chan Yong Xian entered into an independent director offer letter with the Company and agreed to receive an annual compensation of US$18,000, effective June 1, 2024.

The biographical information of Mr. Chan Yong Xian is set forth below:

He is an experienced professional with a long work history in the field of accounting and auditing. Throughout his career, he has demonstrated strong expertise in implementing business controls, streamlining processes, and providing valuable advisory guidance to management. Mr. Chan’s extensive audit experience includes positions as Senior Audit Manager at BDO LLP from January 2018 to December 2020 and at Ang & Co PAC from August 2021 to March 2023, and a Senior promoted to Manager at Pricewaterhouse Coopers LLP from December 2013 to January 2018, where he audited listed companies in compliance with various accounting standards and was involved in IPO projects. His leadership skills were evident in managing audit engagements, contributing to revenue growth, and coaching audit teams. Mr. Chan holds a Master’s degree in Accounting from the Australian National University (2008) and a Bachelor’s degree in Electrical and Electronic Engineering (2006). He is a Certified Public Accountant (CPA) from CPA Australia. Additionally, he gained valuable experience in SOX testing and implementation throughout his 13 years of audit experience, working with prominent clients.

On May 30, 2024, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Cheong Hai Poh was appointed as an independent director and chair of the nomination committee of the Company, effective June 1, 2024. On May 31, 2024, Mr. Cheong entered into an independent director offer letter with the Company and agreed to receive an annual compensation of US$18,000, effective June 1, 2024.

The biographical information of Mr. Cheong Hai Poh is set forth below:

He is an entrepreneurial, innovative Executive Leader with extensive experience spanning 30 years in the Hospitality, General, and Food and Beverage industries. Throughout his career, he has demonstrated exceptional skill in navigating periods of accelerated growth, leveraging key market and consumer insights to develop and implement comprehensive strategies that drive both top- and bottom-line performance. His proven ability to evaluate existing operations to identify inefficiencies, redundancies, and risks has enabled him to innovate process improvements, optimize workflow, maintain internal controls, and enhance profitability. Mr. Cheong is recognized for cultivating top-performing teams through guidance, training, and ongoing professional development, which has led to enhanced employee engagement, retention, and the creation of a robust internal talent pipeline. His notable roles include serving as General Manager of Goodwood Park Hotel Singapore from February 2021 to January 2024, General Manager of Pan Pacific Yangon from February 2020 to January 2021, General Manager and Asset Management lead at Stamford Land Corporation from May 2019 to February 2020, and General Manager of Grand Copthorne Waterfront Hotel from June 2017 to May 2019. He holds a Higher Diploma in Hotel Management from SHATEC, The International Hotel and Tourism School, and a Certificate in Food & Beverage from Lausanne University in Lausanne, Switzerland.

On May 30, 2024, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Lai Wai Kit was appointed as an independent director of the Company, effective June 1, 2024. On May 31, 2024, Mr. Lai entered into an independent director offer letter with the Company and agreed to receive an annual compensation of US$18,000, effective June 1, 2024.

The biographical information of Mr. Lai Wai Kit is set forth below:

He is a distinguished legal professional currently serving as a partner at Lee & Lee, a position he has held since 2017. Andrew began his career in 1995 as an associate at Lee & Lee, later relocating to Hong Kong in 1999 to join the international law firm Baker & McKenzie. In 2002, he became a partner at Rajah & Tann Singapore LLP, and subsequently served as a partner at Kelvin Chia Partnership from 2005 to 2017. Wai Kit’s expertise encompasses both corporate legal advisory and transactional work, with extensive experience in capital markets and mergers and acquisitions. He also provides counsel on regulatory compliance and corporate governance for listed companies. Currently, Wai Kit is an independent director of Oiltek International Limited, a company listed on the Singapore Exchange. He holds a Bachelor of Laws (Honours) degree from the National University of Singapore, obtained in 1994. He was admitted as an advocate and solicitor in Singapore in 1995, and to the Roll of Solicitors of England and Wales and the Roll of Solicitors of Hong Kong in 2001. Andrew is a member of the Law Society of Singapore, the Singapore Academy of Law, and the Law Society of England and Wales. Additionally, he is a member and an Accredited Director of the Singapore Institute of Directors.

Mr. Chan Yong Xian, Mr Cheong Hai Poh, and Mr. Lai Wai Kit do not have a family relationship with any director or executive officer of the Company. They have not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On May 30, 2024, approved by the Board of Directors, and the Compensation Committee, the Company revised the annual compensation payable to Joseph R. “Bobby” Banks from US$60,000 to US$30,000, effective June 1, 2024.

Exhibit Index

Exhibit No.	Description
10.1	Independent Director Offer Letter – Chan Yong Xian
10.2	Independent Director Offer Letter – Cheong Hai Poh
10.3	Independent Director Offer Letter – Lai Wai Kit
10.4	Revised Independent Director Offer Letter – Joseph R. “Bobby” Banks

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YY Group Holding Limited

Date: May 31, 2024	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	CEO

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